Exhibit 99.1
Toro Corp. Announces Entry into Subscription Agreement for the Issuance of 8,500,000 Common Shares

Limassol, Cyprus, April 17, 2023 – Toro Corp (NASDAQ: TORO), (“Toro” or the “Company”), an international energy transportation services company, announced today that on April 17, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with Pani Corp., a company controlled by Toro’s Chairman and Chief Executive Officer, pursuant to which Toro has agreed to issue and sell, and Pani Corp. has agreed to purchase, 8,500,000 common shares, par value $0.001 per share (the “Purchased Shares”), at a purchase price of USD$2.29 per share, for gross proceeds of USD$19,465,000. The purchase price per Purchase Share equals the market price per Toro’s common share at the close of trading on April 13, 2023. The Purchased Shares will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The terms of the Subscription Agreement and the transaction were approved by the Board of Toro consisting of its independent and disinterested directors, following the negotiation and recommendation by a special committee of the independent and disinterested directors of the Board of Toro. The special committee was advised by independent legal and financial advisors in its negotiation and recommendation of the proposed transaction.

Toro intends to use the net proceeds from the sale of the Purchased Shares for vessel acquisitions, including to renew its fleet, and for other capital expenditures, working capital, and general corporate purposes, or a combination thereof.

Following the completion of the transaction, the Company will have 17,961,009 common shares outstanding. As a result of the transaction, Toro’s controlling shareholder, Chairman and Chief Executive Officer, Mr. Petros Panagiotidis, will, directly or indirectly, hold 47.4% of the Company’s common shares in addition to his existing holdings of 100% of the Company’s Series B Preferred Shares and, accordingly, will control 99.8% of the outstanding voting rights of Toro.

The Subscription Agreement contains customary representations, warranties, and covenants of each party. Pursuant to the Subscription Agreement, Pani Corp. may not dispose of any of the Purchased Shares for a period of 180 days after the closing date of the Subscription Agreement. The Company has granted Pani Corp. certain customary registration rights with respect to the Purchased Shares, including registering such shares for resale upon request following the expiration of the foregoing lockup period. The transaction is expected to close on or about April 19, 2023, subject to customary closing conditions.

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of tanker vessels that carry crude oil and petroleum products worldwide.

Toro Corp. owns a fleet of 8 tankers, with an aggregate capacity of 0.7 million dwt, consisting of 1 Aframax tanker vessel, 5 Aframax/LR2 tankers vessel and 2 Handysize tankers vessel and is incorporated under the laws of the Republic of the Marshall Islands, with executive offices in Limassol, Cyprus. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements give the Company’s current expectations and projections about future events, including business strategy, goals, and future financial condition and performance, and so actual results to differ materially from what is expressed or implied by the statements. These statements sometimes use words such as “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending”, “indicates” and other words of similar meaning (or the negative thereof) and include all matters that are not historical or current facts.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s ability to consummate the transaction and those factors discussed under “Risk Factors” in the Prospectus and/or our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com